SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 1, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes        No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes        No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release – ANGLOGOLD ASHANTI SIGNS AGREEMENT WITH BEMA GOLD
CORPORATION

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
1 June 2006
ANGLOGOLD ASHANTI SIGNS AGREEMENT WITH BEMA GOLD CORPORATION
AngloGold Ashanti is pleased to announce the signing of a Heads of Agreement with Bema
Gold Corporation to form a New Company (“Newco”) to jointly explore a select group of
AngloGold Ashanti’s mineral opportunities located in Northern Colombia. Newco’s initial work will be focused on the prospective La Mina and El Pino targets.
Under the terms of the agreement, Newco will have the right to earn-in up to a 51% interest on any property that AngloGold Ashanti elects to farm-out within the area of interest, by executing a minimum of 3,000 metres of exploration drilling and by matching prior AngloGold
Ashanti exploration expenditure. AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties to the venture and Bema will provide or arrange a minimum
$US5 million in exploration funding.
The agreement contemplates that within two years, Newco will be listed on a recognised stock exchange, at which point AngloGold Ashanti will hold 20% of Newco’s issued capital.
Commenting on the transaction, Executive Officer: Business Development Richard Duffy said,
‘This new relationship with Bema Gold Corporation complements our own dedicated exploration programme in Colombia by ensuring that we optimally fund and explore our extensive land position, partially through this type of partnering strategy, thereby leveraging our first-mover advantage in this highly prospective gold region.’
AngloGold Ashanti has been actively exploring in Colombia since 1999 and has a strong commitment to exploring and developing Colombian mineral resources in an environmentally and socially responsible way.
ends
Queries:
North America
Tel:
E-mail:
Andrea Maxey
+1 212 750 7999
amaxey@anglogoldashanti.com
+1
646
549
8992
South Africa
Tel:
Email:
Michael Clements
+27 (0) 11 637 6647
mclements@anglogoldashanti.com
+27
82
339
3890
Disclaimer
Certain statements made during this presentation, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-
looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report on Form
20-F for the year ended 31 December 2005, which was filed with the Securities and Exchange Commission (SEC) on 17 March 2006. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 1, 2006, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary